Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au



10015970

23 June 2010

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL


MACQUARIE

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

cag_cosec_syd_prd/68580_1

Notice of Director's Interests

Section 205G of the Corporations Act 2001

To: Australian Securities Exchange Limited ("ASX")
Company Announcements Office
4th Floor, 20 Bridge Street Sydney NSW
Fax: 1300 300 021

Updating Notice

Section 205G(4)

Name of Director:	**Michael J Hawker**
Name of Company:	**Macquarie Group Limited** **A.B.N 94 122 169 279**
Date of last notification to ASX:	28 May 2010
Date director's interest changed:	27 May 2010; 31 May 2010; 2 June 1010; 4 June 2010; 7 June 2010 and 10 June 2010

I disclose the following information to ASX

Section 205G(1)(a)

Interest:	**Circumstances giving rise to relevant interest:**
I have a relevant interest in the following securities of the company or a related body corporate. **Type of security:** Macquarie Wrap Cash Account (MWCA) units **Number of securities:** 21,209.48 MWCA units as at 14 June 2010 **Direct or Indirect Holding:** Indirect Holding – securities held by Macquarie Super Fund Wrap Account as trustee for Michael John Hawker, a fund of which Michael Hawker is a beneficiary.	**Balance before change:** 17,324.24 MWCA units. **Units Acquired:** • 240.77 units acquired on 27 May 2010 as a result of an income distribution; • 450 units acquired on 31 May 2010 as a result of a personal contribution; • 350.23 units acquired on 2 June 2010 as a result of an income distribution; • 345.25 units acquired on 4 June 2010 as a result of an income distribution; • 102.98 units acquired on 7 June 2010 as a result of a tax credit on administration and adviser fees; and • 3,765.30 units acquired on 10 June 2010 as a result of employer contributions and a personal contribution. **Units Disposed of:** • 36.12 units disposed of on 27 May 2010 as a result of tax on distributions; and • 52.53 units disposed of on 2 June 2010 as a result of tax on distributions; • 51.79 units disposed of on 4 June 2010 as a result of tax on distributions; • 686.55 units disposed of on 7 June 2010 as a result of administration and adviser fees; and • 542.30 units disposed of on 10 June 2010 as a result of tax on employer contributions. **Balance after change:** 21,209.48 MWCA units.

15 June 2010

Section 205G(1)(b)

I have an interest in the following contracts to which I am a party of under which I am entitled to a benefit that confer a right to call for or deliver shares in, debentures of, or interests in a managed investment scheme made available by, the company or a related body corporate:
N/A



Sign here: ______________________ Date: 15th June 10 Director

15 June 2010

Notice of Annual General Meeting

MACQUARIE GROUP LIMITED
ACN 122 169 279


MACQUARIE

10.30 am on Friday, 30 July 2010
Grand Ballroom
Sheraton on the Park
161 Elizabeth Street
Sydney, New South Wales

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

15 June 2010


MACQUARIE

Dear Shareholder

Please find enclosed notice of the 2010 Annual General Meeting of Macquarie Group Limited ("Macquarie") which will be held in the Grand Ballroom, Sheraton on the Park, 161 Elizabeth Street, Sydney, New South Wales on Friday, 30 July 2010. The meeting is scheduled to commence at 10.30 am and will also be webcast live on Macquarie's website at www. macquarie.com.au

The Managing Director and Chief Executive Officer, Nicholas Moore, and I will comment briefly on the performance of the Macquarie Group during the year to 31 March 2010 at the meeting and you are also referred to the comments in Macquarie's 2010 Shareholder Review and 2010 Annual Report, available on Macquarie's website, for further information.

The meeting will cover the ordinary business transacted annually, together with the following special business:

- an increase in the maximum aggregate remuneration for Non-Executive Voting Directors; and
- the Managing Director's participation in the Macquarie Group Employee Retained Equity Plan.

If you are unable to attend the meeting, please appoint a proxy to attend and vote on your behalf, either online using the share registry's website: www.investorvote.com.au or using the enclosed proxy form.

Shareholders are invited to join the Board for light refreshments at the conclusion of the meeting.

If you plan to attend the meeting, please bring the enclosed proxy form to facilitate your registration which will commence at 9.30 am. I look forward to seeing you then.

Yours faithfully



David S Clarke, AO
Chairman

Notice of Meeting

The 2010 Annual General Meeting of Macquarie Group Limited (ACN 122 169 279) ("Macquarie") will be held in the Grand Ballroom, Sheraton on the Park, 161 Elizabeth Street, Sydney, New South Wales on Friday, 30 July 2010, at 10.30 am. Registration will open at 9.30 am.

Ordinary Business

1 Financial Statements

To consider and receive the Financial Report, the Directors' Report and the Auditor's Report of Macquarie for the year ended 31 March 2010.

2 Re-election of Mr DS Clarke as a Voting Director

To consider and, if thought fit, pass the following as an ordinary resolution:

That Mr DS Clarke be re-elected as a Voting Director of Macquarie.

3 Re-election of Ms CB Livingstone as a Voting Director

To consider and, if thought fit, pass the following as an ordinary resolution:

That Ms CB Livingstone be re-elected as a Voting Director of Macquarie.

4 Re-election of Mr PH Warne as a Voting Director

To consider and, if thought fit, pass the following as an ordinary resolution:

That Mr PH Warne be re-elected as a Voting Director of Macquarie.

5 Election of Mr MJ Hawker as a Voting Director

To consider and, if thought fit, pass the following as an ordinary resolution:

That Mr MJ Hawker, having been appointed as a Voting Director since the last general meeting, be elected as a Voting Director of Macquarie.

6 Remuneration Report

To consider and, if thought fit, pass the following as an ordinary resolution:

To adopt the Remuneration Report of Macquarie for the year ended 31 March 2010.

Special Business

7 To increase Voting Directors' maximum aggregate remuneration for acting as Voting Directors

To consider and, if thought fit, pass the following ordinary resolution:

That the annual remuneration of the Voting Directors for acting as Voting Directors, for the years from and including the year commencing 1 July 2010, be increased by $1,000,000 from $3,000,000 to such annual sum, not exceeding $4,000,000, as the Voting Directors determine, to be divided in accordance with Macquarie's Constitution.

8 Approval of Executive Voting Director's participation in the Macquarie Group Employee Retained Equity Plan (MEREP)

To consider and, if thought fit, pass the following ordinary resolution:

That the following be approved for all purposes:

a) participation in the Macquarie Group Employee Retained Equity Plan (MEREP) by Mr NW Moore, Managing Director; and

b) acquisition by Mr NW Moore of Restricted Share Units and Performance Share Units and, accordingly, the acquisition of shares in the Company in respect of those Restricted Share Units and Performance Share Units,

all in accordance with the terms of the MEREP and on the basis described in the Explanatory Notes to the Notice of Meeting convening this meeting.

Voting Exclusion Statement

Macquarie will disregard any votes cast on Items 7 and 8 by any Voting Director and any associate of a Voting Director. However, Macquarie need not disregard a vote if:

a) it is cast by a Voting Director or any associate of a Voting Director as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

b) it is cast by a Voting Director who is chairing the meeting, as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

ASX has granted a waiver allowing Macquarie to limit the application of ASX Listing Rule 14.11 to trustees of trusts in relation to which a Voting Director benefits, or is capable of benefiting (other than a trustee of a trust in which the majority of beneficiaries or potential beneficiaries are family members of the relevant Voting Director), such that:

a) a trustee of a unit trust in which a relevant Voting Director holds less than 20 per cent of the trust units; or

b) a trustee of a fixed trust (other than a unit trust) in which a relevant Voting Director has a beneficial interest in less than 20 per cent of the trust assets,

is not excluded from voting on Items 7 and 8.

By order of the Board



Dennis Leong
Company Secretary
Sydney, 15 June 2010

Notice of Meeting
continued

Notes

1 Proxies

If you cannot attend, you may appoint a proxy to attend and vote for you. If you are entitled to cast two or more votes, you may nominate two persons to vote on your behalf at the meeting. If two proxies are appointed, each proxy may be appointed to represent a specified number or proportion of your votes. Fractions of votes will be disregarded. If no such number or proportion is specified, each proxy may exercise half your votes. For shareholders receiving the Notice of Meeting by post, a proxy form and a reply paid envelope have been included with this Notice of Meeting. Proxy voting instructions are provided on the proxy form.

A proxy need not be a shareholder. Votes may be cast "For" or "Against" or you may "Abstain" from voting on a resolution. If you wish to direct a proxy how to vote on any resolution, place a mark (e.g. a cross) in the appropriate box on the proxy form and your votes may only be exercised in that manner. You may split your voting direction by inserting the number of shares or percentage of shares that you wish to vote in the appropriate box. If you place a mark in the "Abstain" box, your votes will not be counted in computing the required majority on a poll.

2 Online Proxy Facility

You may also submit your proxy appointment online at www.investorvote.com.au

To use this online proxy facility, you will need to enter your Shareholder Reference Number ("SRN") or Holder Identification Number ("HIN"), postcode and Control Number, as shown on your proxy form. You will be taken to have signed the proxy form if you lodge it in accordance with the instructions on the website. If you wish to use this facility, you must submit your proxy appointment through the facility by **no later than 10.30 am (Sydney time) on Wednesday, 28 July 2010.** A proxy cannot be appointed online if they are appointed under a power of attorney or similar authority. The online proxy facility may not be suitable for some shareholders who wish to split their votes on an item of business or appoint two proxies with different voting directions. Please read the instructions for the online proxy facility carefully before you submit your proxy appointment using this facility.

3 Proxy Delivery

Proxies given by post, fax or delivery must be received by Macquarie's share registry, Computershare Investor Services Pty Limited, at GPO Box 242, Melbourne, Victoria, 3001 (facsimile number within Australia 1800 783 447 or from outside Australia +613 9473 2555) or at Level 4, 60 Carrington Street, Sydney, NSW, 2000 or at Macquarie's registered office in Sydney, by **no later than 10.30 am (Sydney time) on Wednesday, 28 July 2010.** Any revocations of proxies (including online proxy appointments) must be received at one of these places before the commencement of the meeting, or at the registration desk at Sheraton on the Park for the 2010 Annual General Meeting from 9.30 am on the day of the meeting and no later than the commencement of the meeting.

4 Power of Attorney

If a shareholder has appointed an attorney to attend and vote at the meeting, or if the proxy is signed by an attorney, the power of attorney (or a certified copy of the power of attorney) must be received by Macquarie's share registry, Computershare Investor Services Pty Limited, at the addresses or facsimile number in Note 3 above, or at Macquarie's registered office in Sydney, by **no later than 10.30 am (Sydney time) on Wednesday, 28 July 2010**, unless the power of attorney has been previously lodged with Macquarie's share registry for notation.

5 Corporate Representatives

If a corporate shareholder wishes to appoint a person to act as its representative at the meeting, that person should be provided with a letter or certificate authorising him or her as the company's representative (executed in accordance with the company's constitution) or with a copy of the resolution appointing the representative, certified by a secretary or director of the company. A form of appointment of corporate representative may be obtained from Macquarie's share registry.

6 Shareholders Eligible to Vote

Pursuant to regulation 7.11.37 of the *Corporations Regulations 2001 (Cth)*, the holders of Macquarie's ordinary shares for the purposes of the meeting, will be those registered holders of Macquarie's ordinary shares at 7.00 pm (Sydney time) on Wednesday, 28 July 2010.

7 Voting at the Meeting

In light of the large number of proxy votes which have been received from shareholders at previous meetings, it is intended that voting on each of the proposed resolutions at this meeting will be conducted by poll, rather than on a show of hands.

8 Definitions

The terms "Voting Director" and "Executive Voting Director" have the meanings given in Macquarie's Constitution.

The Voting Directors as at the date of the Notice of Meeting are: David S Clarke, Michael J Hawker, Peter M Kirby, Catherine B Livingstone, H Kevin McCann, Nicholas W Moore, John R Niland, Helen M Nugent and Peter H Warne.

Explanatory Notes

Item 1 – Financial Statements

As required by section 317 of the *Corporations Act 2001 (Cth)* (the "Corporations Act"), the Financial Report, Directors' Report and Auditor's Report of Macquarie Group Limited ("Macquarie") and its subsidiaries ("Macquarie Group") for the most recent financial year will be laid before the meeting.

Shareholders will be provided with the opportunity to ask questions about the reports or about Macquarie Group generally but there will be no formal resolution put to the meeting.

The reports are available on Macquarie's website at www.macquarie.com.au/au/about_macquarie/investor_information/annual_reports.htm

Items 2, 3 and 4 – Re-election of Voting Directors

Consistent with the intention of the restructure of Macquarie Bank Limited ("Macquarie Bank") in November 2007 to maintain the Group's business model, culture, senior management and business approach, the Board resolved to adopt the Macquarie Bank Board Voting Director retirement rotation schedule.

Voting Directors, Mr David S Clarke, Ms Catherine B Livingstone and Mr Peter H Warne, retire by rotation and offer themselves for re-election.

2 Re-election of Mr DS Clarke as a Voting Director

Mr David S Clarke, AO, BEc (Hons), Hon DScEcon (Syd), MBA (Harv)
Non-Executive Chairman since August 2007
Chairman of the Board Nominating Committee
Member of the Board Risk Committee
Member of the Board Remuneration Committee

Mr Clarke was Executive Chairman of Macquarie Bank from its formation in 1985 until March 2007, when he ceased executive duties. From 1971 to 1977, he was Joint Managing Director of Hill Samuel Australia Limited (predecessor to Macquarie Bank), from 1977 to 1984 Managing Director and from 1984, Executive Chairman. He is a member of the Investment Advisory Committee of the Australian Olympic Foundation, and in that context, was awarded the 'Order of Merit' by the Australian Olympic Committee Inc. on 15 May 2010. He is also a member of the Bloomberg Asia Advisory Board, the Council of the Royal Agricultural Society of NSW and an honorary life member of the Financial Markets Foundation for Children. Mr Clarke was previously Chairman of Australian Vintage Limited, Goodman Group and the management companies of Macquarie ProLogis Trust, Macquarie Office Trust and Macquarie CountryWide Trust.

The ASX Corporate Governance Council's Corporate Governance Principles and Recommendations state that ASX listed companies should have an independent director as chairman. While Mr Clarke is a Non-Executive Chairman, he is not considered an Independent Director due to his years of service as an executive of Macquarie Bank. However, for the reasons set out below, the Board believes that Mr Clarke is the most appropriate Director to be Macquarie's Chairman.

Mr Clarke has an extensive knowledge of the activities of Macquarie and its businesses, gained at the most senior management level. Given Macquarie's diverse, complex and highly specialised activities, it is beneficial that the Board is chaired by a Director with a deep understanding of Macquarie's operations. Mr Clarke's experience in investment banking, and as a chairman of major listed companies, is also important in ensuring that management provides the Board with adequate information to facilitate effective decision making. Mr Clarke's wide experience enables him to provide support and advice to the Managing Director and Chief Executive Officer while respecting executive responsibility. Macquarie's dependence on the performance of its staff is a further reason why Macquarie believes it is in shareholders' interests to have Board members with operating experience of the businesses.

Over the years Mr Clarke has had a key role in setting the broad business strategies, recruitment and remuneration policies as well as the risk management, professional and ethical standards, which have been the foundations of Macquarie's long-term success.

Macquarie has adopted a number of practices to regulate the division of responsibilities between the Board and management, and the accountability of management to the Board, including:

- the separation of the role of Chairman from that of the Managing Director and Chief Executive Officer
- the appointment of Mr Kevin McCann, ex-officio as the Chairman of the Board Corporate Governance Committee, as Lead Independent Director in 2003
- having a majority of Independent Directors on the Board
- the Non-Executive Directors meeting at least once annually as a group and in the absence of any executives
- the delegation of certain responsibilities to Board Committees, a number of which the Chairman is not a member
- all Voting Directors having access to members of management in relation to the Board Committees of which they are members and all Voting Directors may attend any meeting of any Board Committee
- the ability of Voting Directors to seek independent professional advice for company related matters at Macquarie's expense
- appropriate induction procedures for new Voting Directors so that they can fully contribute to Board discussions at the earliest possible time
- an annual assessment of the Chairman by the Independent Directors.

The Board unanimously recommends that shareholders vote in favour of Mr Clarke's re-election.

3 Re-election of Ms CB Livingstone as a Voting Director

Ms Catherine B Livingstone, AO, BA (Hons) (Macquarie), HonDBus (Macquarie), HonDSc (Murdoch), FCA, FTSE
Independent Voting Director since August 2007
Chairman of the Board Audit Committee
Member of the Board Corporate Governance Committee
Member of the Board Nominating Committee
Member of the Board Risk Committee

Ms Livingstone joined the Board of Macquarie Bank in November 2003 as an Independent Voting Director. She was the Managing Director of Cochlear Limited from 1994 to 2000. Prior to that she was the Chief Executive, Finance at Nucleus Limited and before that held a variety of finance and accounting roles including having been with chartered accountants, Price Waterhouse, for several years. Ms Livingstone was also previously Chairman of CSIRO and a Director of Goodman Fielder and Rural Press Limited. Ms Livingstone was awarded the Centenary Medal in 2003 for service to Australian Society in Business Leadership and was elected a Fellow of the Australian Academy of Technological Sciences and Engineering in 2002. Currently, Ms Livingstone is Chairman of Telstra Corporation Limited, a Director of WorleyParsons Limited and Future Directions International Pty Ltd and a member of the New South Wales Innovation Council and the Royal Institution of Australia.

Ms Livingstone brings to the Board significant and relevant finance and accounting experience, as well as extensive experience as a non-executive director with a focus on risk management and strategy.

The Board unanimously recommends that shareholders vote in favour of Ms Livingstone's re-election.

Explanatory Notes
continued

4 Re-election of Mr PH Warne as a Voting Director

Mr Peter H Warne, BA (Macquarie)
Independent Voting Director since August 2007
Chairman of the Board Risk Committee
Member of the Board Audit Committee
Member of the Board Corporate Governance Committee
Member of the Board Remuneration Committee

Mr Warne joined the Board of Macquarie Bank in July 2007 as an Independent Voting Director. He was Head of Bankers Trust Australia Limited's (BTAL) Financial Markets Group from 1988 to 1999. Prior to this he held a number of roles at BTAL. He was a Director and Deputy Chairman of the Sydney Futures Exchange (SFE) from 1995 to 1999 and a Director from 2000 to 2006. When the SFE merged with the Australian Securities Exchange (ASX Limited) in 2006 he became a Director of ASX Limited. Currently, Mr Warne is also on the board of other listed entities. He is Chairman of ALE Property Group, Deputy Chairman (currently Acting Chairman) of WHK Group Limited, Deputy Chairman of Capital Markets CRC Limited, a Director of Next Financial Limited and a Director of Securities Research Centre of Asia Pacific Limited. He is also a member of the Advisory Board of the Australian Office of Financial Management. He is a former Director of Macquarie Capital Alliance Group and a former Chairman and Director of TEYS Limited.

Mr Warne brings with him an in-depth understanding of the financial markets in which Macquarie operates.

The Board unanimously recommends that shareholders vote in favour of Mr Warne's re-election.

Item 5 – Election of Mr MJ Hawker as a Voting Director

Mr Hawker, having been appointed by the Board as a Voting Director effective from 22 March 2010, offers himself for election.

Mr Michael J Hawker, BSc (Sydney), FAICD, FAIM, SF Fin
Independent Voting Director since March 2010
Member of the Board Risk Committee

Mr Hawker was Chief Executive Officer and Managing Director of Insurance Australia Group from 2001 to 2008. From 1995 to 2001, he was with Westpac where his roles included Group Executive of Business and Consumer Banking and General Manager of Financial Markets. Prior to this, he held a number of roles with Citibank, including Deputy Managing Director for Australia and subsequently Executive Director, Head of Derivatives, Europe. Currently, Mr Hawker is an Independent Voting Director of Macquarie Bank (since March 2010) and also serves as a Director of Aviva Plc Group, the largest insurance provider in the UK, the Australian Rugby Union and the Sydney University Football Club Foundation. He is also a member of the Advisory Board to GEMS, a Hong Kong based private equity firm. Mr Hawker was previously President of the Insurance Council of Australia, Chairman of the Australian Financial Markets Association, board member of the Geneva Association, member of the Financial Sector Advisory Council and is the founder of the Australian Business in the Community Network.

Mr Hawker brings to the Board extensive experience and knowledge of the financial services industry.

The Board unanimously recommends that shareholders vote in favour of Mr Hawker's election.

Item 6 – Remuneration Report

As required by section 250R(2) of the Corporations Act, a resolution that Macquarie's Remuneration Report be adopted must be put to the vote. Section 250R(3) of the Corporations Act provides that the vote on the resolution is advisory.

The Remuneration Report is contained within the Directors' Report in Macquarie's 2010 Annual Report on pages 67 to 125. The Remuneration Report Executive Summary is largely included below.

Executive summary

Macquarie's approach to remuneration continues to deliver long-term shareholder returns by ensuring continued alignment of the interests of staff and shareholders, while attracting and retaining high quality people. This consistent approach has served shareholders well in recent times, as well as over the longer term. In the difficult financial markets of the past two years, it has also contributed to Macquarie's resilience relative to its peers. The Board believes that this continues to be the right approach.

While its remuneration framework has remained robust despite unprecedented change in financial markets, Macquarie revised some specific aspects of its remuneration arrangements during the year. The changes place an even greater emphasis on longer-term incentives but continue to emphasise performance-based remuneration having regard to risk. The principles that underpin the remuneration framework are the same, with Macquarie's approach measuring up well against recommendations regarding remuneration practices from regulators and governments.

The changes, which were overwhelmingly approved by shareholders in December 2009, alter the delivery mechanism and the retention and release conditions of Macquarie's deferred remuneration arrangements. The changes ensure that the key objectives of ongoing retention of staff and alignment between staff and shareholders continue to be met. The changes are as follows:

- less profit share delivered as cash
- more profit share deferred
- more retained profit share held as equity
- options replaced by Performance Share Units (PSUs) with performance hurdles which are awarded only to the most senior people
- retention arrangements strengthened
- more onerous conditions around the release of retained profit share on termination.

Explanatory Notes
continued

The following table summarises the current performance-based remuneration arrangements.

Key Area	Executive Committee (including Managing Director and Chief Executive Officer) and Designated Executive Directors[1]	Other Executive Directors	Staff other than Executive Directors
Amount of profit share retained	50 per cent (55 per cent for the Macquarie Group Managing Director and Chief Executive Officer)	50 per cent (for profit share retained in 2009) and 40 per cent from 2010	25 per cent above certain thresholds
How retained profit share is invested	Invested in a combination of Macquarie shares and Macquarie-managed fund equity notionally invested Investment mix will vary depending on an individual's role	Invested in a combination of Macquarie shares and Macquarie-managed fund equity notionally invested Investment mix will vary depending on an individual's role	Invested in Macquarie shares
Vesting and release of retained profit share	All retained amounts vest and are released from three to seven years after the year retained (see also forfeiture below)	All retained amounts vest and are released from three to seven years after the year retained (for profit share retained in 2009) and from three to five years for profit share retained from 2010 (see also forfeiture below)	Vesting and release occurs two to four years after the year retained
Forfeiture of retained profit share on leaving	Unvested amounts are forfeited except in the case of death, permanent disability, genuine retirement, redundancy and other limited exceptional circumstances Retained profit share is forfeited in stages if a "disqualifying event" occurs within two years of leaving	Unvested amounts are forfeited except in the case of death, permanent disability, genuine retirement, redundancy and other limited exceptional circumstances Retained profit share is forfeited in stages if a "disqualifying event" occurs within two years of leaving	Unvested amounts are forfeited except on the grounds of redundancy, death, total and permanent disability and other limited exceptional circumstances
Other	PSUs granted to Executive Committee members	N/A	N/A
Minimum Shareholding Requirement	Required to hold the deemed after-tax equivalent of ten per cent of all of their profit share allocations over the last ten years (five years for Designated Executive Directors) in Macquarie shares (which is satisfied by the above requirements)	Required to hold the deemed after-tax equivalent of ten per cent of all of their profit share allocations over the last five years in Macquarie shares (which is satisfied by the above requirements)	N/A

1 Executive Directors who are members of Operations Review Committee and others who have a significant management or risk responsibility in the organisation.

With the unprecedented change in financial markets during the past two years, there have been major changes in the industry landscape, with a number of Macquarie's investment banking peers significantly impacted by the global dislocation. This follows from widespread redundancies, major firm collapses and bankruptcies, as well as acquisitions and business divestments with a number of major firms outside Australia relying on government cash injections to survive.

The aftermath of the global financial crisis has seen a rapid strengthening in the market for executive talent in the financial services industry. The perception by many financial institutions of a unique window for recruiting talent, building businesses and increasing market share has resulted in intense competition globally for proven talent, which boards across the industry have also had to take into account.

As in previous downturns, Macquarie has taken advantage of opportunities arising as a result of market disruptions with a number of acquisitions of businesses, teams and individuals during the year.

Despite some increases in **fixed remuneration** levels for certain senior personnel to reflect the competitive market conditions, levels of fixed remuneration remain relatively low compared to senior roles in other Australian corporations. This is still considered appropriate, encouraging executives to take a more performance-oriented approach. In 2010, fixed remuneration for Macquarie's nine Executive Committee members comprised, on average, only 11 per cent of total remuneration. The remaining 89 per cent of their remuneration depends entirely on performance.

Macquarie's **performance-based remuneration** is truly variable and aligned with shareholders' interests, evidenced in the way the profit share pool is created through the use of net profit after tax (NPAT) and return on equity (ROE) measures. For a given level of capital employed, total profit share rises or falls with NPAT. Macquarie's total profit share pool increases with performance and no maximum ceiling is imposed. This aligns shareholder and staff interests and provides the strongest incentive to staff to continuously strive to maximise long-term profitability.

Performance-based profit share is allocated to Macquarie's businesses and, in turn, to individuals based on performance. Performance is primarily assessed based on relative contribution to profits while taking into account capital usage and risk management. This results in businesses and individuals being motivated to increase earnings and to use shareholder funds efficiently, consistent with prudent risk-taking. In addition, other qualitative measures are used in assessing individual performance, such as: how business is done; governance and compliance; long-term sustainability; people leadership and adherence to Macquarie's Goals and Values. Staff are motivated to work co-operatively given that their profit share will reflect Macquarie's overall performance, the relative performance of their business and their individual contribution.

The Board and management also seek to ensure that remuneration for staff whose primary role is risk and financial control, including the Chief Risk Officer and the Chief Financial Officer, preserves the independence of the function and maintains Macquarie's robust risk management framework.

Profit share is delivered in ways that encourage a longer-term perspective and ensures alignment with shareholders' longer-term interests and staff retention. In turn, this encourages staff to maximise profit without exposing Macquarie to risk or behaviours that jeopardise long-term profitability or reputation.

Under the revised remuneration arrangements, 50 per cent (55 per cent for the Managing Director and Chief Executive Officer) of each Executive Committee members' and Designated Executive Directors'[2] annual gross profit share allocation is retained and vests from years three to seven, subject to restrictions. Retained amounts are fully invested in a combination of Macquarie ordinary shares and notionally in Macquarie-managed fund equity to reflect an individual executive's responsibilities and to strengthen alignment with Macquarie and Macquarie-managed fund securityholders' interests.

2 Executive Directors who are members of Operations Review Committee and others who have a significant management or risk responsibility in the organisation.

Explanatory Notes
continued

Option grants have been suspended and, in the case of the Executive Committee only, replaced by PSUs. PSUs vest in three tranches after two, three and four years only if challenging performance hurdles are met.

Macquarie prohibits staff from hedging:
- shares held to satisfy the minimum shareholding requirement
- shares to be delivered under the new equity plan, the Macquarie Group Employee Retained Equity Plan (MEREP)
- shares held under the Executive Committee Share Acquisition Plan
- unvested options.

Executives are required to conduct trading in Macquarie ordinary shares only during designated trading windows.

A departing Executive Director's unvested retained profit share is only paid out in the case of genuine retirement, redundancy, death, disability or in certain other limited exceptional circumstances, and is forfeited in stages if a 'disqualifying event' occurs within two years of leaving. For example, the payment of a departing Executive Director's retained profit share will be subject to forfeiture if it is found that the individual has acted in a way that damages Macquarie, including but not limited to action or inaction that leads to a material financial restatement, a significant financial loss or any significant reputational harm to Macquarie or its businesses.

The remuneration approach is managed via **strong governance structures and processes.** Conflicts of interest are managed proactively and assiduously. The Board Remuneration Committee (BRC) makes recommendations to the Non-Executive Directors of the Board on key decisions that have been delegated to the BRC.

Non-Executive Director fees are set in line with market rates for relevant Australian financial organisations and reflect the time commitment and responsibilities involved within the shareholder approved aggregate limit.

This overall approach to remuneration has contributed to strong shareholder returns over time.

Noting that each Voting Director has a personal interest in their own remuneration from Macquarie, as described in the Remuneration Report, the Board unanimously recommends that shareholders vote in favour of adopting the Remuneration Report.

Item 7 – To increase Voting Directors' maximum aggregate remuneration for acting as Voting Directors

Shareholder approval is sought to increase the maximum aggregate non-executive remuneration of the Board for acting as Voting Directors ("Remuneration Cap") by $1.0 million from $3.0 million to $4.0 million per annum. No Executive Director receives fees for acting as a Voting Director.

Shareholder approval is sought under Article 9.10 of the Constitution and ASX Listing Rule 10.17.

Background

Macquarie's Non-Executive Directors are remunerated for their services from a maximum aggregate amount (currently $3.0 million per annum) approved by shareholders for that purpose. The current limit of $3.0 million was approved by Macquarie Bank shareholders at Macquarie Bank's 2007 AGM. This same amount has been set in place for Macquarie and applies on a consolidated basis. Although fees have been split between Macquarie Bank and Macquarie, the Board ensures that Non-Executive Director remuneration for Macquarie and Macquarie Bank taken together does not exceed this shareholder approved amount.

There are no termination or retirement benefits paid to Macquarie's Non-Executive Directors, other than payments relating to accrued superannuation contributions comprising part of their remuneration.

Non-Executive Directors are remunerated via Board and Committee fees in line with market rates for relevant Australian financial organisations for the time commitment and responsibilities involved. These fees are reviewed annually on the basis of a comparison to market rates. An external review is conducted periodically both as verification of the market comparison and also to provide observations concerning the continuing validity of the methodology.

An external review, conducted by remuneration consultants, Guerdon Associates, was completed in early 2010 to ensure that the Non-Executive Directors' remuneration was in line with the relevant benchmark organisations, reflected relative workload requirements and that the methodology and framework employed was appropriate. The Board of Directors critically evaluated the analyses and the conclusions reached.

The current per annum base and Committee fees outlined below are consistent with the recommendations of the Guerdon Associates' review.

Why is an increase being proposed?

The Macquarie Bank Remuneration Cap increase at the Macquarie Bank AGM in July 2007 primarily reflected the necessity to include a Non-Executive Chairman fee given Mr Clarke's retirement from executive responsibilities in March 2007.

Under the restructure of Macquarie Bank in November 2007, Macquarie became the head entity of the Macquarie Group. Macquarie became listed on the Australian Securities Exchange and is regulated by the Australian Prudential Regulation Authority (APRA), as a non-operating holding company of a licensed Australian bank, Macquarie Bank.

In August 2007, each Non-Executive Director of Macquarie Bank was also appointed a director of Macquarie Group Limited. The Macquarie Board is responsible for the overall governance of the Macquarie Group and the Macquarie Bank Board is responsible for focusing exclusively on bank-specific issues.

Macquarie and Macquarie Bank Fees

	Macquarie fees		Macquarie Bank fees		Total fees	
	Chairman	Member	Chairman	Member	Chairman	Member
Board	$585,000	$155,000	$240,000	$65,000	$825,000	$220,000
Board Risk Committee	$70,000	$30,000	N/A[3]	N/A[3]	$70,000	$30,000
Board Audit Committee*	$70,000	$30,000	N/A[3]	N/A[3]	$70,000	$30,000
Board Remuneration Committee	$70,000	$30,000	N/A[3]	N/A[3]	$70,000	$30,000
Board Corporate Governance Committee*	$45,000	$18,000	N/A[3]	N/A[3]	$45,000	$18,000
Board Nominating Committee	N/A[4]	$8,000	N/A[3]	N/A[3]	N/A[4]	$8,000

* Effective 15 June 2010, Compliance responsibilities of the Board Audit and Compliance Committee have been transferred to the Board Corporate Governance Committee and Independent Directors, Ms Livingstone and Mr Warne, have joined the Board Corporate Governance Committee. The Board Audit and Compliance Committee has been renamed the Board Audit Committee.

3 Macquarie Bank Limited does not have separate committees, although the Macquarie Group Limited Audit Committee and Remuneration Committee support both Boards.

4 No separate fee is paid for this role as it is filled by the Chairman. The Chairman does not receive separate Committee fees.

Explanatory Notes
continued

Significant changes in global financial markets have resulted in the financial services industry coming under closer scrutiny from governance groups, regulators, governments, politicians and the broader community. Responding to regulatory and market developments has increased the responsibilities and time commitment of Non-Executive Directors of Macquarie and Macquarie Bank. There are also increasing demands on Non-Executive Directors given Macquarie's growth in its international operations and geographic and business diversity. The number of Macquarie and Macquarie Bank Board and Macquarie Board Committee meetings held during the financial year ended 31 March 2010 is set out in the table below.

Mr Laurie Cox, an Executive Voting Director, who did not receive fees from the amount approved by shareholders for Non-Executive Director remuneration, retired from the Macquarie and Macquarie Bank Boards at the conclusion of the Annual General Meetings in July 2009. The appointment of an additional Non-Executive Director in March 2010 has resulted in total fees now reaching the current $3.0 million limit approved by shareholders in 2007. Therefore an increase is proposed to allow for:

- Sufficient capacity for director recruitment for transition and succession plus a buffer to cope with contingencies
- The ability to recruit high calibre directors to contribute to the successful oversight and stewardship of Macquarie
- The ability to appoint an additional ongoing Non-Executive Voting Director should this be considered appropriate
- The capacity to continue to respond to any changes to market rates for Non-Executive Directors
- Capacity to pay fees for additional work on behalf of Macquarie such as membership of Board committees (effective 15 June 2010, Ms Livingstone and Mr Warne were appointed as additional members of the Board Corporate Governance Committee), special Board sub-committees and participation in Group-wide projects, such as the previous involvement of Non-Executive Directors in the Basel II sub-committee which oversaw Macquarie's implementation of new prudential requirements in 2005 and the recent changes to Macquarie's remuneration arrangements, all of which have required significant extra time over and above a Non-Executive Director's anticipated regular responsibilities.

With Non-Executive Directors noting their interests in the matter, the Board unanimously recommends that shareholders approve the increase in the maximum aggregate Board remuneration.

Board and Board Committee Meetings

Macquarie Monthly Meetings	Macquarie Special Meetings	Macquarie Sub-Committee Meetings	Macquarie Bank Monthly Meetings	Macquarie Bank Special Meetings
12	7	2	12	2

Board Audit and Compliance Committee	Board Corporate Governance Committee	Board Nominating Committee	Board Remuneration Committee	Board Risk Committee
8	5	4	20	4

Item 8 – Approval of Executive Voting Director's participation in the Macquarie Group Employee Retained Equity Plan (MEREP)

The approval of shareholders is sought to permit Mr Nicholas Moore, Macquarie's Managing Director and Chief Executive Officer, to participate this year, with other executives, in the MEREP.

Background

The purpose of Item 8 in the Notice of Meeting is to approve the Managing Director's participation in the MEREP and the subsequent issue of Macquarie shares and acquisition of shares by the Managing Director. The reason this approval is being sought is because ASX Listing Rule 10.14 provides that a listed company may only permit a director of the company to acquire newly issued shares or rights to shares under an employee incentive scheme where that director's participation has been approved by an ordinary resolution of shareholders. Macquarie proposes to issue the shares so that the Restricted Share Unit (RSU) allocation to the Managing Director is based on the same average share price that will be used to calculate the number of MEREP awards granted to other staff with retained profit share.

In addition, the Managing Director is eligible to receive Performance Share Units (PSUs) that are subject to performance hurdles. Shareholder approval is also being sought so that PSUs are able to be issued to the Managing Director under the MEREP. Further information on PSUs and the performance hurdles can be found in the Appendix to these Explanatory Notes.

Restricted Share Units

Approval is sought to allocate $4.59 million of the Managing Director's retained 2010 profit share under the MEREP, in the form of RSUs. An RSU comprises a beneficial interest in a Macquarie share held on behalf of a MEREP participant by the trustee (Trustee) of the MEREP Trust (Trust). The participant is entitled to receive dividends on the share and direct the Trustee how to exercise voting rights in the share. The participant also has the right to request the release of the share from the Trust, subject to the vesting and forfeiture provisions of the MEREP.

The RSUs for which approval is sought will vest over seven years with 20 per cent of the RSUs vesting each year between years three and seven. In all other respects, the RSUs will be subject to the same terms and conditions as RSUs awarded to other Executive Directors with retained profit share allocated under the MEREP. Macquarie's 2010 Remuneration Report includes a summary of these terms and conditions.

The number of RSUs that will be allocated to the Managing Director will be determined by dividing his retained profit share amount to be invested in Macquarie shares by the average price at which Macquarie shares are acquired on-market from 10 May 2010 up to 30 June 2010 (Buying Period) for the allocation of MEREP awards to other staff with retained profit share for the financial year ended 31 March 2010. This average price is known as the Conversion Price. This is consistent with the methodology used for calculating the number of MEREP awards for other staff with retained profit share for the financial year ended 31 March 2010. The number of RSUs to be allocated to the Managing Director will not be known until the Conversion Price is calculated at the end of the Buying Period. Macquarie will announce to the market the Conversion Price and the number of RSUs to be allocated to the Managing Director prior to the date of the AGM.

Performance Share Units

Approval is sought to allocate Mr Moore $3.0 million worth of PSUs vesting in three equal tranches after two, three and four years from the deemed vesting commencement date (1 July 2010), giving an average vesting period of three years. As a general rule, unvested PSUs will lapse on termination. However, the Board or the BRC will have the authority to accelerate the vesting of the PSUs. Under the MEREP Rules, PSUs can either be structured as Deferred Share Units (DSUs) or RSUs, with performance hurdles that must be met before the underlying share or cash equivalent (as the case may be) will be delivered. Under this proposed award, the Managing Director's PSUs will be structured as DSUs with the performance hurdles described in the Appendix to these Explanatory Notes. A DSU is a right to receive on exercise of the DSU either a share held in the Trust or a newly issued share (as determined by Macquarie in its absolute

Explanatory Notes
continued

discretion) for no cash payment, subject to the vesting and forfeiture provisions of the MEREP. The Managing Director will not be entitled to Macquarie dividends in respect of the PSUs.

The number of PSUs that will be allocated to the Managing Director will be calculated by dividing $3.0 million by the fair valuation of a PSU at the date of grant. The maximum value of PSUs that may be acquired by the Managing Director is $3.0 million. The determination of the number of PSUs to be allocated will be deferred until after shareholder approval is received. The fair value per PSU to be calculated at the date of grant will be determined using a Monte-Carlo option pricing framework. The Monte-Carlo option pricing framework is a valuation technique that, based on input assumptions, generates thousands of possible outcomes and assigns a value to each. The values are then averaged and discounted to the present to arrive at the value of a PSU. This valuation methodology is also designed to take account of trading period restrictions and the vesting performance hurdles and timeframes described in the Appendix to these Explanatory Notes. The following key assumptions will be adopted in estimating the value of the proposed PSUs: a risk free interest rate[5], volatility[6] and a forecast dividend yield. The market price of the Macquarie shares for the purpose of this calculation will be the closing market price preceding the date of grant, which will be no later than 31 August 2010.

The table below provides an estimate of the number of PSUs to be granted at varying prices for Macquarie shares. The following assumptions were used in estimating these values: a risk free interest rate of 5.94 per cent per annum, volatility of 58.0 per cent and a forecast dividend yield of 3.47 per cent per annum.

Further details regarding PSUs are set out in the Appendix to these Explanatory Notes.

Executive Voting Director's remuneration

Full details of the Managing Director's remuneration and Macquarie share and option holdings in respect of the 2010 financial year are shown on pages 106 to 121 in the Directors' Report and in Notes 35-36 (Key Management Personnel disclosure and Employee equity participation) in the 2010 Annual Report.

Maximum number of RSUs and PSUs

The maximum number of RSUs for which approval is sought will be calculated as described above and will be announced to the market before the AGM, together with the Conversion Price used in the calculation.

The maximum value of PSUs that may be acquired by the Managing Director is $3.0 million. The maximum number of PSUs that may be acquired by the Managing Director for which shareholder approval is sought will be calculated by dividing the PSU allocation amount by the fair value of a PSU on the date of grant.

Price payable on grant of Restricted Share Units

The effective aggregate price payable by the Managing Director for the RSUs for which shareholder approval is sought is approximately $4.59 million, being the amount of Mr Moore's 2010 retained profit share to be allocated under the MEREP.

Macquarie Share Price	Value of PSU Award	PSU Value (per unit)	PSUs to be granted
$55	$3,000,000	$39.24	76,452
$50	$3,000,000	$35.68	84,080
$45	$3,000,000	$32.11	93,428
$40	$3,000,000	$28.54	105,115

5 Being the four year yield to maturity from the zero coupon yield curve derived from the inter-bank interest rate swap curve as per industry practice for a Monte-Carlo simulation.

6 Being the actual three year historical volatility of the Macquarie share price.

Price payable on grant of Performance Share Units

The Managing Director will not make any cash payment for the PSUs for which shareholder approval is sought. The PSUs are an incentive mechanism for future performance and subject to the performance hurdles described in the Appendix.

Participants under previous approvals

The Managing Director is the only person referred to in ASX Listing Rule 10.14 entitled to participate in the MEREP.

The Managing Director was granted 466,460 RSUs with a conversion price of $36.36 per share and 38,300 PSUs for nil cash consideration following shareholder approval at the General Meeting held on 17 December 2009.

Terms of any loan relating to the acquisition of shares

No loan is being provided to the Managing Director in relation to the acquisition of shares under the MEREP.

Date by which grants will be made

The proposed grant of RSUs and PSUs to the Managing Director will be made by no later than 31 August 2010, subject to shareholder approval of Item 8 in the Notice of Meeting.

Consequences if approval not obtained

If shareholders do not approve the proposed issue of RSUs and PSUs to the Managing Director under Item 8, Macquarie will not be able to issue shares as proposed for the allocation of RSUs to Mr Moore and the proposed issue of PSUs to him will not proceed. This may impact Macquarie's ability to incentivise the Managing Director and align his interests with those of shareholders and with the remuneration arrangements of the other Executive Directors. The Board will need to consider alternative remuneration arrangements, including cash payment or shares purchased on market, which are consistent with Macquarie's remuneration principles.

The Non-Executive Voting Directors of the Board unanimously recommend that shareholders approve Item 8 in the Notice of Meeting. Mr Moore, being the Managing Director and Chief Executive Officer, has a material personal interest in the resolution and therefore has abstained from providing a recommendation.

Appendix
Performance Share Units (PSUs)

Performance share units (PSUs) have been substituted for options for Executive Committee members only

One aspect of the remuneration changes approved by shareholders at the December 2009 General Meeting was the suspension of option grants, and their replacement, for Executive Committee members only, with PSUs, which are DSUs or RSUs with performance hurdles attached. This was done for the following reasons:

- tax legislation requires taxation of options at the vesting date and not at the date of exercise, with no opportunity for any refund of income taxes paid in the event the options subsequently lapse due to non-exercise; rather a capital loss only is available. This acts as an incentive for exercise on vesting, limiting their use as a mechanism for long-term alignment; and
- options reward staff when there is an upside but there is not the same consequence on the downside. PSUs provide alignment across market cycles.

For 2009 and 2010, the PSUs granted to the Executive Committee, including the Managing Director and Chief Executive Officer, are structured as DSUs with performance hurdles. Where PSUs are structured as DSUs, holders will have no right to dividend equivalent payments before the PSUs vest. In all other respects, holders of these PSUs will have the same rights as holders of DSUs.

Unlike options, there is no exercise price for PSUs.

Determination and allocation of the PSUs

The Board approves a value of PSUs to be allocated to each Executive Committee member each year as part of the annual remuneration review process. This determination has regard to overall performance of Macquarie, the extent to which the Executive Committee members have fulfilled their roles, and the long term value delivered to shareholders. The allocation to individual executives is broadly in the same manner as annual profit share allocations i.e. it is performance-based.

Vesting schedule

The PSUs vest in three equal tranches after two, three and four years from the deemed vesting commencement date (typically 1 July in the year of grant), giving an average vesting period of three years. As a general rule, unvested PSUs will lapse on termination. However, the Board or the BRC has the authority to accelerate the vesting of PSUs. The Board or the BRC may consider exercising this authority where, for example, a staff member dies, is totally and permanently disabled, gives notice of their intention to enter into genuine retirement or a staff member's employment ends on the grounds of redundancy, illness or in other limited exceptional circumstances, such as hardship or where business efficacy justifies exercising the discretion.

Performance hurdles for Executive Committee PSUs

PSUs issued under the MEREP will only be released or become exercisable upon the achievement of certain performance hurdles. Two performance hurdles have been determined and each will apply individually to 50 per cent of the total number of PSUs awarded.

The BRC will periodically review the performance hurdles, including the reference group, and has the discretion to change the performance hurdles in line with regulatory and remuneration trends.

Description of performance hurdles:
Hurdle 1 — 50 per cent of the PSUs, based solely on the relative average annual return on ordinary equity (ROE) over the vesting period compared to a reference group of domestic and international financial institutions. Vesting is on a sliding scale with 50 per cent vesting above the 50th percentile and 100 per cent vesting at the 75th percentile. For example, if ROE achievement is at the 60th percentile, 70 per cent of the award would vest.

The reference group comprises significant Australian financial companies within the ASX100 as well as Macquarie's major international investment banking peers with whom Macquarie competes and frequently compares its performance. The reference group for the 2009 and 2010 PSU allocations is comprised of ANZ Group, Commonwealth Bank, National Australia Bank, Westpac, Suncorp, Bank of America, Citigroup, Credit Suisse, Deutsche Bank, Goldman Sachs, JP Morgan, Morgan Stanley and UBS.

Hurdle 2 — 50 per cent of the PSUs, based solely on compound average annual growth rate (CAGR) in earnings per share (EPS) over the vesting period. Awards will vest on a sliding scale with 50 per cent vesting at EPS CAGR of 9 per cent and 100 per cent vesting at EPS CAGR of 13 per cent. For example, if EPS CAGR was 11 per cent, 75 per cent of the award would vest.

Under both performance hurdles, the objective will be examined once only, effectively at the calendar quarter end immediately before vesting. If the condition is not met when examined, the PSUs due to vest expire.

Rationale for selection of performance hurdles:

- ROE and EPS are considered appropriate measures of performance as they are considered to be drivers of longer term shareholder returns and are broadly similar to the performance measures Macquarie uses for determining annual profit share.
- The addition of an EPS objective provides closer alignment with the interests of shareholders as it is a measure with which they are directly concerned. In addition, such a measure is particularly appropriate for the Executive Committee who are at a level within Macquarie where they can affect its achievement without being highly impacted by factors, including market sentiment, over which other executives have reduced control.
- ROE and EPS can be substantiated using information that is disclosed in audited financial statements, providing confidence in the integrity of the remuneration system from the perspective of both shareholders and staff.
- The use of a sliding vesting scale diversifies the risk of not achieving the hurdle for executives, provides rewards proportional to performance for shareholders and replaces the all-or-nothing test which some have argued could, in the current climate, promote excessive risk taking. Sliding vesting scales are also more widely used and supported by governance agencies.

Appendix
Performance Share Units (PSUs) continued

- Use of a reference group of significant Australian financial companies and international peers provides a more appropriate reference group than the previous use of the S&P/ASX 100 Index which includes only domestic companies and a small proportion of financial services institutions. This also recognises that, following the significant changes in global financial markets, regulated financial institutions will likely face increased regulatory requirements, which other companies will not. The inclusion of international peers recognises the extent of Macquarie's internationalisation. At 31 March 2010, over half of Macquarie's income and approximately half of Macquarie's staff were offshore. Also, international ownership of Macquarie's shares remains significant with non-Australian ownership averaging approximately 33 per cent over the five years to 31 March 2010.
- The approach is consistent with that advocated by APRA in not using total shareholder return as a measure.

Performance level required to meet hurdles:

Being two, three or four year average measures aligned with the vesting period, Macquarie's performance hurdles reward sustained strong performance and are relatively well insulated from short-term fluctuations.

The ROE hurdle has vesting only commencing if the mid-point of peers' performance has been exceeded and 100 per cent vesting is only achieved if the 75th percentile has been reached.

The use of an absolute EPS hurdle requires Macquarie to deliver increased business results before awards are vested, lessening the chance that awards could vest when results are negative as with the use of a relative measure.

The chosen EPS CAGR hurdle is considered appropriate having regard to a range of factors including historical average market EPS CAGR figures. The table below shows the five year historical mean and 75th percentile EPS CAGR for some relevant market sectors. The figures include reported 2009 annual results, which have been affected by the global economic downturn.

5 year EPS CAGR (per cent per annum)[7]

	S&P/ASX 100 ex Resources	S&P/ASX Banks	S&P/ASX Financials ex Property Trusts	MSCI Financials
Mean	10.4	5.7	8.7	5.7
75th percentile	17.5	11.1	11.1	13.2

Macquarie's EPS CAGR over the same five year period was (2.8) per cent per annum and since listing in 1996 has been 12.6 per cent per annum.

Further, many of Macquarie's international peers do not have performance hurdles on their equity plans.

7 Data provided by Macquarie Research Equities as at 31 March 2010. MSCI refers to the MSCI All Country World Index.

Investor information

Enquiries

Investors who wish to enquire about any matter relating to their Macquarie Group Limited shareholding are invited to contact the share registry:

Computershare Investor Services Pty Limited
GPO Box 2975
Melbourne Victoria 8060 Australia
Telephone: +61 3 9415 4137
Freecall: 1300 554 096
Facsimile: +61 3 9473 2500
Email: web.queries@computershare.com.au
Website: www.computershare.com.au

All other enquiries relating to a Macquarie Group Limited share investment can be directed to:

Investor Relations
Macquarie Group Limited
Level 7, No.1 Martin Place
Sydney New South Wales 2000 Australia
Telephone: +61 2 8232 5006
Facsimile: +61 2 8232 6346
Email: macquarie.shareholders@macquarie.com
Website: www.macquarie.com.au/shareholdercentre

Website

The Macquarie Group Limited Annual Report can be accessed on our website at:

www.macquarie.com.au/au/about_macquarie/investor_information/annual_reports.htm



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MACQUARIE

Macquarie Group Limited
ACN 122 169 279

Lodgement of a Proxy Form:

Online:
www.investorvote.com.au

By Mail:
Computershare Investor Services Pty Limited
GPO Box 242
Melbourne Victoria 3001 Australia

In Person
Share Registry:
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Level 4, 60 Carrington Street
Sydney NSW 2000 Australia

Alternatively you can fax your form to:
1800 783 447 (within Australia)
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For Intermediary Online Subscribers only (Custodians)
www.intermediaryonline.com

For all enquiries call:
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Proxy Form



Proxies can be lodged online at
www.investorvote.com.au

To use this online facility you will need to enter the Control Number, your Shareholder Reference Number (SRN) or Holder Identification Number (HIN) and postcode, as shown on this Proxy Form. You will be taken to have signed your proxy if you lodge it in accordance with the instructions on the website. A proxy cannot be appointed electronically if they are appointed under a power of attorney or similar authority.

Your secure access information is:

Control Number:

SRN/HIN:

PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential.

Your proxy must be received by 10.30 am (Sydney time) on Wednesday 28 July 2010

How to vote on Items of Business

All your securities will be voted in accordance with your directions.

Appointment of a Proxy

If the Chairman of the Meeting is your proxy and you do not direct your proxy how to vote on Items 7 and 8, you must mark the box under the heading **"Important for Items 7 and 8"** or the Chairman of the Meeting will not be able to vote your proxy on these Items. The Chairman of the Meeting intends to vote undirected proxies in favour of Items 2 to 8.

Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote as they choose. If you mark more than one box on an item your vote will be invalid on that item.

Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of shares you wish to vote in the For, Against or Abstain box or boxes opposite each item of business. The sum of the votes cast must not exceed your total number of shares or 100%.

Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of shares for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both proxyholders' names and the percentage of votes or number of shares in Step 1 and Step 2 overleaf. If you wish to give your second proxy different voting instructions, an additional Proxy Form may be obtained by telephoning the Share Registry or you may copy this form.

A proxy need not be a shareholder of the Company.

Signing instructions for postal forms

Individual: Where the holding is in one name, the shareholder must sign.
Joint Holding: Where the holding is in more than one name, all of the shareholders should sign.
Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held.

Attending the Meeting

Bring this form to assist registration. If a representative of a corporate shareholder or proxy is to attend the meeting you will need to provide the appropriate "Certificate of Appointment of Corporate Representative" prior to admission. A form of the certificate may be obtained from Computershare or online at www.computershare.com

GO ONLINE TO VOTE
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Change of address. If your address is incorrect, mark this box and make the correction in the space to the left. Shareholders sponsored by a broker (reference number commences with 'X') should advise their broker of any changes.

Holder Identification Number (HIN) or Security holder Reference Number (SRN)

Proxy Form

Please mark X to indicate your directions

STEP 1 Appoint a Proxy to Vote on Your Behalf

XX

I/We being a member/s of Macquarie Group Limited ("Macquarie") hereby appoint

the Chairman of the Meeting **OR**

PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the Meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Macquarie Group Limited to be held in the Grand Ballroom, Sheraton on the Park, 161 Elizabeth Street, Sydney, New South Wales on Friday, 30 July 2010 at 10.30 am and at any adjournment of that meeting.

Important for Items 7 and 8: If the Chairman of the Meeting is your proxy and you have not directed him/her how to vote on Items 7 and 8 below, please mark the box in this section. If you do not mark this box and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Items 7 and 8 and your votes will not be counted in computing the required majority if a poll is called on these Items. The Chairman of the Meeting intends to vote undirected proxies in favour of Items 7 and 8.

I/We acknowledge that the Chairman of the Meeting may exercise my proxy even if he/she has an interest in the outcome of that Item and that votes cast by him/her, other than as proxy holder, would be disregarded because of that interest.

STEP 2 Items of Business

PLEASE NOTE: If you mark the **Abstain** box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

ORDINARY BUSINESS

		For	Against	Abstain
2	Re-election of Mr DS Clarke as a Voting Director			
3	Re-election of Ms CB Livingstone as a Voting Director			
4	Re-election of Mr PH Warne as a Voting Director			
5	Election of Mr MJ Hawker as a Voting Director			
6	To adopt the Remuneration Report of Macquarie for the year ended 31 March 2010			

SPECIAL BUSINESS

		For	Against	Abstain
7	To increase Voting Directors' maximum aggregate remuneration for acting as Voting Directors			
8	Approval of Executive Voting Director's participation in the Macquarie Group Employee Retained Equity Plan			

The Chairman of the Meeting intends to vote undirected proxies in favour of Items 2 to 8.

Appointing a second proxy

I/We wish to appoint a second proxy

AND

State the percentage of your voting rights or the number of shares for this proxy

% **OR**

Name of second proxyholder

SIGN Signature of Shareholder(s)

This section must be completed.

Individual or Shareholder 1	Shareholder 2	Shareholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact name ______ Contact Daytime telephone ______ Date __/__/__